John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210-2805
October 31, 2012
VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Brion R. Thompson, Esq.

Re:	John Hancock Funds II — File No. 333-184060 Registration Statement on Form N-14
Dear Mr. Thompson:
This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you conveyed to us in telephone conversations on Thursday, October 4, 2012, with respect to the registration statement of John Hancock Funds II (the “Trust”) on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of Class A and Class I shares of John Hancock International Growth Equity Fund (the “Acquiring Fund”), a series of the Trust, in connection with the reorganization of Turner International Growth Fund (the “Acquired Fund”), a series of Turner Funds (the “N-14 Registration Statement”). The N-14 Registration Statement was filed with the SEC on September 24, 2012 (Accession No. 0000950123-12-012153).
In response to the Staff’s comments, we hereby respectfully submit the following responses. We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s response. Unless otherwise defined in this letter, capitalized terms have the same meanings as used by the Trust in the N-14 Registration Statement.
Proxy Statement and Prospectus Comments
1.	Comment — Summary Comparisons of the Funds — Comparison of Expenses.
(a)	The last sentence of the second paragraph of this section states that “. . . as disclosed in the enclosed prospectus, based on anticipated asset growth after the closing of the reorganization, the total annual operating expenses of both classes of Acquiring Fund shares (before waivers and reimbursements) are expected to be lower than the current gross operating expenses of the corresponding Acquired Fund share classes.” Please explain whether this statement is consistent with Instruction 3(d)(iii) to Item 3 of Form N-1A (“Instruction 3(d)”), which excludes fee table disclosure reflecting expected decreases in fund expenses due to economies of scale or fee breakpoints resulting from an increase in fund assets.

(b)	To the extent that disclosure of expected decreases in expenses would be consistent with Instruction 3(d), please explain why such decreases are not reflected in the “Pro Forma” expense columns of the fee tables in this section.

Securities and Exchange Commission
October 31, 2012

(c)	Please explain why the amounts shown in the “Pro Forma” expense columns differ from the amounts shown in the fee tables included in the Class A and Class I prospectuses for the Acquiring Fund that were filed as part of post-effective amendment no. 77 to the Trust’s registration statement on Form N-1A to register Class A and Class I shares of the Fund, which was filed on August 3, 2012 (File Nos. 333-126293 and 811-21779, Accession No. 0000950123-12-010837) (the “N-1A Amendment”).
Response. The Acquiring Fund confirms that the expenses shown in the Proxy Statement and Prospectus were calculated in accordance with Instruction 3(d). Accordingly, the Acquiring Fund will revise the statement regarding expected the level of anticipated expenses following the Reorganization to state that subsequent asset growth could lead to lower expenses. Also, the Acquiring Fund has amended the fee tables in the Class A and Class I prospectuses that were filed in a post-effective amendment to the Trust’s registration statement on Form N-1A on October 16, 2012 to reflect the same level of expenses that are shown in the Proxy Statement and Prospectus with respect to the Acquiring Fund. In addition, the Acquiring Fund has made similar conforming changes to the fee table in the Class NAV prospectus that was filed under Form N-1A on October 16, 2012.

2.	Comment — Summary Comparisons of the Funds — Comparison of Expenses. In the “Pro Forma” columns of the fee tables in this section, instead of the term “Acquiring Fund,” please state the name of the Acquiring Fund.

Response. The Acquiring Fund will make the requested change.

3.	Comment — Proposal to Approve the Agreement and Plan of Reorganization — Reasons for the Proposed Reorganization. The seventh item listed as a factor considered by the Acquired Fund’s Board of Trustees states that “the costs of the Reorganization will not be borne by the Acquired Fund (JHIMS and Turner will share those expenses).” Please disclose in this section an estimate of the costs of the Reorganization.

Response. We note that, apart from Item 4(a)(3) of Schedule 14A, which requires registrants to identify any “specially engaged employees or paid solicitors” involved in the proxy solicitation, and disclose the estimated costs associated with their activities, neither Schedule 14A nor Form N-14 requires the Acquiring Fund or Acquired Fund to disclose any other estimated costs of the Reorganization. We note that no “specially engaged employees or paid solicitors” will be involved in the Reorganization, and that, as a result, it is not necessary to identify such persons or disclose the estimated costs associated with their activities. Because no such costs will be incurred, and there is no specific provision in Schedule 14A or Form N-14 requiring the Acquiring and Acquired Funds to disclose any other costs associated with the Reorganization, we respectfully decline to make the requested change.

4.	Comment — Capitalization. Please complete the “Capitalization” table on page 16.

Response. The Acquiring Fund will make the requested change.

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:
In connection with the N-14 Registration Statement, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the N-14 Registration Statement;

Securities and Exchange Commission
October 31, 2012

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the N-14 Registration Statement; and

3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * * *
We note that we also received comments from the Staff on Tuesday, September 25, 2012, regarding the N-1A Amendment. In addition to the changes described above, to the extent necessary and appropriate, we will incorporate into the N-14 Registration Statement any changes in disclosure made in response to the Staff’s comments to the N-1A Amendment in a filing of the definitive form of the Fund’s Proxy Statement and Prospectus pursuant to Rule 497 under the Securities Act.
In addition, as noted above, consistent with our response to Comment 1, we have made necessary and appropriate changes to the prospectuses for Class A, Class I and Class NAV shares in post-effective amendment no. 78 to the Trust’s registration statement on Form N-1A, in accordance with Rule 485(b) under the Securities Act, which was filed with the SEC on October 16, 2012 (Accession No. 0000950123-12-012517).
If you have any questions regarding the foregoing, please do not hesitate to contact me at (617) 663-4326.
Sincerely,

/s/ Andrew Wilkins Andrew Wilkins
Assistant Secretary
John Hancock Funds II